UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AgriVest Americas, inc.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

00855T102
(CUSIP Number)

Eudora Partners LLC
Attn: Eric M. Hellige
475 Hempstead Avenue
Rockville Centre, New York 11570 (516) 766-3476
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  00855T102
1	name of reporting person
i.r.s. identification no. of above person (entities only)

Eudora Partners LLC

26-4289995
2	check the appropriate box if a member of a group* N/A
(A) 
(B) 
3	sec use only
4	source of funds*

AF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) 

6	citizenship or place of organization

Alaska
number of shares beneficially owned by each reporting person with	7	sole voting power 1,135,000 shares

	8	shared voting power 0 shares

	9	sole dispositive power
1,135,000 shares
	10	shared dispositive power 0 shares

11	aggregate amount beneficially owned by each reporting person
1,135,000 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11)

5.3%
14	type of reporting person*

OO

CUSIP No.  00855T102

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 1, 2010 (collectively, the “Schedule 13D”), by Eudora Partners LLC (“Eudora”) with respect to common stock of AgriVest Americas, Inc. (f/k/a Robocom Systems International Inc.).  Capitalized terms used in this Amendment without definition shall have the meanings ascribed to them in the Schedule 13D.

ITEM 1.	SECURITY AND ISSUER.

Item 1 of Schedule 13D is hereby amended and restated as follows:

This statement relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of AgriVest Americas, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 11753 Willard Avenue, Tustin, CA 92782.

ITEM 4.	PURPOSE OF TRANSACTION.

On December 30, 2009, Eudora, Irwin Balaban (“Balaban”), H&N Goldman L.P. (“Goldman”) and Lawrence B. Klein (“Klein”) entered into a Stock Purchase Agreement, pursuant to which Eudora purchased 834,000 of the Shares from Goldman and 436,000 of the Shares from Klein for an aggregate purchase price of $6,600.  In addition, pursuant to such agreement, Balaban purchased 158,000 shares of Common Stock from Klein for an aggregate purchase price of $790.

On December 5, 2011, the Issuer effected a 1- for -2 reverse stock split.

On December 5, 2011, Michael Campbell, the Issuer’s Chief Executive Officer, transferred 500,000 shares of Common Stock to Eudora in partial consideration for a loan in the principal amount of $50,000.

Eudora is holding its shares of Common Stock for investment purposes.  Eudora does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Eudora may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of Schedule 13D is hereby amended and restated as follows:

Pursuant to Rule 13d-3(a), at the close of business on December 5, 2011, the Issuer had 21,420,492 shares of Common Stock issued and outstanding.  After the consummation of the transactions described in Item 4 of this Schedule 13D, Eudora has sole power to vote and direct the disposition of 1,135,000 shares of Common Stock, which shares constitute approximately 5.3% of the outstanding shares.  Eudora has not effected any transactions in the Common Stock during the past 60 days, except as described in this Schedule 13D.  Eudora has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock it owns.

CUSIP No.  00855T102

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described in Item 4 of this Schedule 13D, to the best knowledge of Eudora, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Eudora and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the Shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2011	EUDORA PARTNERS LLC

	By:	/s/ Eric M. Hellige
Eric M. Hellige, Managing Member